

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Steve White
Chief Executive Officer
Harvest Health & Recreation Inc.
1155 W. Rio Salado Parkway
Suite 201
Temple, Arizona 85281

Re: Harvest Health & Recreation Inc.
Form 10-12G
Exhibit Nos. 10.1, 10.4, 10.5, 10.10, 10.13, 10.17, 10.27, 10.30, 10.31, and 10.32
Filed November 5, 2020
File No. 000-56224

Dear Mr. White:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance